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Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 10/___/14	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do note use a P.O. Box): 7 Roszel Road, 5th Floor, Princeton, NJ 08540


14035125

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee: Barbara J. Comly, General Counsel, Miami International Securities Exchange, LLC (609-897-7300)

6. Provide the name and address of counsel for the applicant:
Barbara J. Comly, General Counsel
Miami International Securities Exchange, LLC
7 Roszel Road, 5th Floor
Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

RECEIVED
2014 OCT -1 AM 11:55
SEC / MR

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: September 30, 2014

Miami International Securities Exchange, LLC

By: [signature]
Barbara J. Comly, General Counsel

Subscribed and sworn before me this 30th day of September, 2014.

[signature]
Jane Sciarra
Notary Public of the State of New Jersey
My Commission Expires October 27, 2014

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Exhibit M

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

Response:

Attached is a list of the members of the Exchange as of September 30, 2014 including the information set forth in items 1-6 above.



MEMBER FIRMS

Total Firm **37** As of **30-Sep-14**

Member Firm:

Member Firm	Address	City	State	Zip	Tele #:	Approval Date	Membership Type	Classification
ABN AMRO CLEARING CHICAGO LLC	175 West Jackson Blvd., Ste. 400	Chicago	IL	60604	(312) 604-8000	3/7/2013	EEM: CLEARANCE	MEMBER FIRM
AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC	11 Ewall Street	Mt. Pleasant	SC	29464	(843) 789-2080	12/7/2012	EEM: ORD FLOW/CLEAR	MEMBER FIRM
BARCLAYS CAPITAL INC.	745 Seventh Avenue	New York	NY	10019	(212) 526-7000	12/7/2012	ALL MEMBERSHIPS	MEMBER FIRM
BNP PARIBAS SECURITIES CORP.	787 Seventh Avenue	New York	NY	10019	(212) 841-2000	4/21/2014	EEM: ORD FLOW/CLEAR	MEMBER FIRM
CITADEL SECURITIES LLC	131 South Dearborn Street	Chicago	IL	60603	(312) 395-2100	12/7/2012	PL/EEM: ORD FLOW	MEMBER FIRM
COMPASS PROFESSIONAL SERVICES, LLC	111 W. Jackson Blvd., 20th Fl.	Chicago	IL	60604	(312) 692-5000	12/7/2012	EEM: ORD FLOW/CLEAR	MEMBER FIRM
CREDIT SUISSE SECURITIES (USA) LLC	11 Madison Avenue, 3rd Fl.	New York	NY	10010	(212) 325-2000	12/7/2012	EEM: ORD FLOW/CLEAR	MEMBER FIRM
DASH FINANCIAL LLC	910 Van Buren Street, 4th Fl.	Chicago	IL	60607	(847) 550-1730	12/7/2012	EEM: ORD FLOW/CLEAR	MEMBER FIRM
DEUTSCHE BANK SECURITIES INC.	60 Wall Street	New York	NY	10005	(212) 250-2500	1/25/2013	EEM: ORD FLOW/CLEAR	MEMBER FIRM
GLOBAL EXECUTION BROKERS, LP	401 City Avenue, Ste. 200	Bala Cynwyd	PA	19004	(610) 617-2600	12/7/2012	EEM: ORDER FLOW	MEMBER FIRM
GOLDMAN SACHS EXECUTION & CLEARING, L.P.	200 West Street	New York	NY	10282	(212) 902-1000	12/7/2012	EEM: CLEARANCE	MEMBER FIRM
GOLDMAN, SACHS & CO.	200 West Street	New York	NY	10282	(212) 902-1000	1/15/2013	PL/LMM	MEMBER FIRM
IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS	233 South Wacker Drive, #4300	Chicago	IL	60606	(312) 244-3300	8/26/2014	RMM	MEMBER FIRM
INSTINET, LLC	1095 Avenue of the Americas	New York	NY	10036	(212) 310-9500	3/27/2013	EEM: ORD FLOW/CLEAR	MEMBER FIRM

Member Firm:

Firm	Address	Tele #	Details
INTERACTIVE BROKERS LLC	One Pickwick Plaza, 2nd Fl. Greenwich CT 06830	(203) 618-5710	Approval Date: 12/7/2012 Membership Type: EEM: ORD FLOW/CLEAR Classification: MEMBER FIRM
ITG DERIVATIVES LLC	601 S. LaSalle, Ste. 300 Chicago IL 60606	(312) 935-0125	Approval Date: 12/7/2012 Membership Type: EEM: ORDER FLOW Classification: MEMBER FIRM
J.P. MORGAN CLEARING CORP.	3 Chase Metrotech Center Brooklyn NY 11245	(347) 643-1000	Approval Date: 12/7/2012 Membership Type: EEM: CLEARANCE Classification: MEMBER FIRM
J.P. MORGAN SECURITIES LLC	383 Madison Avenue New York NY 10179	(201) 595-8471	Approval Date: 12/7/2012 Membership Type: EEM: ORDER FLOW Classification: MEMBER FIRM
JEFFERIES LLC	520 Madison Avenue New York NY 10022	(212) 284-2300	Approval Date: 9/15/2014 Membership Type: EEM: ORD FLOW/CLEAR Classification: MEMBER FIRM
KCG AMERICAS LLC	545 Washington Boulevard Jersey City NJ 07310	(201) 386-2891	Approval Date: 12/7/2012 Membership Type: ALL MEMBERSHIPS Classification: MEMBER FIRM
LEK SECURITIES CORPORATION	1 Liberty Plaza, 165 Broadway, 52nd Fl New York NY 10006	(212) 509-2300	Approval Date: 6/5/2014 Membership Type: EEM: ORD FLOW/CLEAR Classification: MEMBER FIRM
LIME BROKERAGE LLC	625 Broadway, 12th Fl. New York NY 10012	(212) 824-5000	Approval Date: 12/7/2012 Membership Type: EEM: ORDER FLOW Classification: MEMBER FIRM
LIQUIDPOINT, LLC	311 South Wacker Drive, Ste. 4700 Chicago IL 60606	(312) 986-2006	Approval Date: 12/7/2012 Membership Type: EEM: ORD FLOW/CLEAR Classification: MEMBER FIRM
MERRILL LYNCH PROFESSIONAL CLEARING CORP.	One Bryant Park, 6th Fl. New York NY 10036	(646) 743-1295	Approval Date: 12/7/2012 Membership Type: ALL MEMBERSHIPS Classification: MEMBER FIRM
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORAT	One Bryant Park New York NY 10036	(212) 449-1000	Approval Date: 12/7/2012 Membership Type: EEM: ORD FLOW/CLEAR Classification: MEMBER FIRM
MORGAN STANLEY & CO. LLC	1585 Broadway New York NY 10036	(212) 761-4000	Approval Date: 12/7/2012 Membership Type: ALL MEMBERSHIPS Classification: MEMBER FIRM
PERSHING LLC	1 Pershing Plaza, 10th Fl. Jersey City NJ 07399	(201) 413-2000	Approval Date: 3/12/2013 Membership Type: EEM: CLEARANCE Classification: MEMBER FIRM
SET TRADING PARTNERS, LLC	230 So. LaSalle St., Ste. 4-100 Chicago IL 60604	(312) 360-2440	Approval Date: 9/20/2013 Membership Type: EEM: ORDER FLOW Classification: MEMBER FIRM
SOUTHWEST SECURITIES, INC.	1201 Elm Street, Ste. 3500 Dallas TX 75270	(214) 859-1800	Approval Date: 2/8/2013 Membership Type: EEM: CLEARANCE Classification: MEMBER FIRM
SUSQUEHANNA SECURITIES	401 City Avenue, Ste. 220 Bala Cynwyd PA 19004	(610) 617-2600	Approval Date: 12/7/2012 Membership Type: PLMM Classification: MEMBER FIRM
TIMBER HILL LLC	One Pickwick Plaza, Ste. 200 Greenwich CT 06830	(203) 618-5800	Approval Date: 12/7/2012 Membership Type: PL/L/RMM/EEM: CLEAR Classification: MEMBER FIRM

Member Firm:

UBS SECURITIES LLC 677 Washington Boulevard Stamford CT 06901	Tele #: (203) 719-3000	Approval Date: 12/7/2012 Membership Type: EEM: ORD FLOW/CLEAR Classification: MEMBER FIRM
VOLANT LIQUIDITY, LLC 7 World Trade Center, Ste. 3301 New York NY 10007	Tele #: (646) 484-3000	Approval Date: 5/31/2013 Membership Type: EEM: ORDER FLOW Classification: MEMBER FIRM
WEDBUSH SECURITIES INC. 1000 Wilshire Boulevard Los Angeles CA 90017	Tele #: (213) 688-8090	Approval Date: 12/7/2012 Membership Type: EEM: CLEARANCE Classification: MEMBER FIRM
WELLS FARGO SECURITIES, LLC 550 South Tryon Street, 6th Floor Charlotte NC 28202	Tele #: (704) 715-6133	Approval Date: 4/11/2014 Membership Type: EEM: ORD FLOW/CLEAR Classification: MEMBER FIRM
WOLVERINE EXECUTION SERVICES, LLC 175 W. Jackson Blvd., Ste. 200 Chicago IL 60604	Tele #: (312) 884-4000	Approval Date: 12/7/2012 Membership Type: EEM: ORD FLOW/CLEAR Classification: MEMBER FIRM
WOLVERINE TRADING, LLC 175 W. Jackson Blvd., Ste. 200 Chicago IL 60604	Tele #: (312) 884-3490	Approval Date: 12/7/2012 Membership Type: PL/LMM Classification: MEMBER FIRM

Activity Key - Market Maker:
PL = Primary Lead; L = Lead;
R = Regular

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MIAX
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RT 725 4
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/2014

From: (609) 897-8174
Barbara J. Comly, Esq.
Miami International Holdings, Inc.
7 Roszel Road, 5th Fl

Princeton, NJ 08540

Origin ID: PRIA



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SHIP TO: (609) 897-1435 BILL SENDER

Division of Trading & Markets
Securities & Exchange Commission
100 F Street NE

WASHINGTON, DC 20549





To: Trading Markets
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Mail Stop: 7010
Building: SP1

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